[CSG Letterhead]

                                                                                                        December 17, 2010

BY EDGAR AND BY HAND Mr. Daniel L. Gordon Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Credit Suisse Group Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-15244

Dear Mr. Gordon:

Credit Suisse Group AG (the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 2, 2010 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on March 26, 2010.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the Fiscal Year ended December 31, 2009

General

1.
We note information in your 20-F and in December 2009 federal news releases regarding your settlement for certain payments executed through the U.S. for parties in sanctioned countries.  Such countries would include Cuba, Iran, Sudan and Syria, the countries currently identified by the U.S. State Department as state sponsors of terrorism.  Please update us on your direct or indirect contacts with those countries since your letters to us of April 28, 2006 and October 6, 2006, including information about whether you have terminated all business in these countries or have any remaining contractual obligations or ongoing activities.  In addition, please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Cuba, Syria or Sudan as applicable, or entities controlled by the governments of these countries.

Mr. Daniel L. Gordon, p. 2

Response to Comment 1:

Beginning in 2005, the Group has taken a series of actions designed to terminate all business and contacts with parties in sanctioned countries, including: (i) the termination of business with all OFAC-sanctioned parties, a process largely completed in 2006, including closing our representative office in Tehran; (ii) enhancing our global compliance program, including appointing a global sanctions compliance officer, establishing competency centers and designating individuals responsible for coordinating and monitoring compliance with sanctions programs and enhancing our global policies, procedures and employee training programs, which will continue to be regularly reviewed for effectiveness; and (iii) implementing enhanced sanctions filters screening designed to cover incoming and outgoing transactions. The Group intensified its efforts in this area as a result of the activities underlying the settlement referenced in the Staff’s comment, and continues to conduct compliance and monitoring activities designed to ensure that Group complies with its obligations under all applicable laws and regulations, as well as the specific terms of the settlement.

As a result of these actions, as of and for each of the three years ended December 31, 2009 and the six months ended June 30, 2010 (the “Relevant Periods”), the Group did not engage in any direct or indirect contacts with each of Iran and Sudan (including their governments and entities controlled by their governments), with the only exceptions consisting of financially immaterial transactions. These exceptions primarily consist of (i) transactions with a fixed term or maturity (including export, trade and ship finance transactions and related guarantees) entered into or committed to prior to the Group's exit decisions which the Group did not have a contractual or other legal right to terminate unilaterally, and (ii) dormant deposit accounts where the Group has not been able to contact the depositors despite efforts to do so.

With regard to Syria, as of and for the Relevant Periods, and in addition to a limited volume of wind-down transactions of the type described in the second paragraph of this response, the Group also maintained a financially immaterial volume of other transactions, consisting of (i) private client accounts opened before 2006 for individuals who are not Specially Designated Nationals (with the accounts being subject to monitoring and limitations, including caps on aggregate net new asset inflows) and (ii) export and trade finance transactions and related guarantees (primarily for Swiss corporate clients) that can involve delivery of underlying products to or from Syria, but do not involve any Syrian bank or any U.S. party.

With regard to Cuba, as of and for the Relevant Periods, in addition to a limited volume of wind-down transactions of the type described in the second paragraph of this response, the Group also maintained a financially immaterial volume of private client accounts with Credit Suisse AG in Switzerland for individuals (the large majority of whom are retail clients, including employees of the Group) who are nationals of Cuba, but who are (i) not Specially Designated Nationals and (ii) legally resident in Switzerland (with the accounts being subject to monitoring and limitations).  Many of these individuals are dual nationals, also being citizens of a country other than Cuba.

The Group believes that it complies with all applicable laws and regulations relating to sanctions, including OFAC rules and regulations.

Mr. Daniel L. Gordon, p. 3

2.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan or Syria as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Cuba, Syria and Sudan.

Response to Comment 2:

As noted in our response to Comment 1, the Group has terminated all such contacts, with the exception of the very small volume of transactions and accounts described in the response to Comment 1.  The estimated relative weight of these transactions to the Group as a whole is summarized in the table below:

Percentage of transactions described in response 1 of Group consolidated net revenues, assets and liabilities
As of and for the six months ended June 30, 2010
Net revenues	Less than 0.01%
Assets	Less than 0.03%
Liabilities1	Less than 0.01%
As of and for the year ended December 31, 2009
Net revenues	Less than 0.02%
Assets	Less than 0.04%
Liabilities1	Less than 0.01%
As of and for the year ended December 31, 2008
Net revenues	Less than 0.06%
Assets	Less than 0.04%
Liabilities1	Less than 0.02%
As of and for the year ended December 31, 2007
Net revenues	Less than 0.03%
Assets	Less than 0.03%
Liabilities1	Less than 0.04%

__________________
1 Transaction liabilities include client assets that are not on-balance sheet liabilities.

Given that the transactions summarized in the table above represent de minimis percentages of the Group’s consolidated totals for each of the relevant line items as of and for the Relevant Periods, and that we continue to implement intensive compliance and monitoring activities, we believe that these very limited activities are neither quantitatively or qualitatively material to a reasonable investor’s investment decision with respect to our securities.

Mr. Daniel L. Gordon, p. 4

3.	In future filings, please identify the sanctioned countries to which you refer in discussing the settlements.

Response to Comment 3:

We will comply with the Staff’s comment by identifying the sanctioned countries to which the activity covered by the settlements relates in our future filings which reference the settlements, beginning with our Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

*           *           *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Head of Group Financial Accounting, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers

David R. Mathers
Member of the Executive Board
Chief Financial Officer

Enclosure

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Mr. Daniel L. Gordon, p. 5

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Eric Smith
Head of Group Financial Accounting
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Credit Suisse Group AG